

March 19, 2013

Via E-mail
Lou Maroun
Director
Brookfield Infrastructure Partners L.P.
73 Front St.
Hamilton, HM 12, Bermuda

> **Re:** **Brookfield Infrastructure Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-33632**

Dear Mr. Maroun:

We have reviewed your response dated March 1, 2013 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 25. Partnership Capital, page F-45

1.   We have reviewed your response to comment 4 in our letter dated February 15, 2013 and have the following comments:

- In your response you indicate that the impact of the "reclassification" had a significant impact on net income (loss) attributable to the Partnership. Considering the revised statements of operating results presented in Appendix G of your prior response letter dated January 28, 2013 did not reflect a change in net income attributable to the partnership, please tell us what you mean by this statement. Please also tell us how you determined that net income attributable to the redeemable partnership units should not be included on your statement of operating results within a non-controlling interest line item between net income (loss) and net income attributable to partnership.

- Please note that we are not in a position to agree with your view that the reclassification was the result of a change from one acceptable accounting policy to another acceptable accounting policy. Since we believe this is the correction of an error, please ensure that your filings refer to the reclassification as such and provide all disclosures required by paragraph 49 of IAS 8. Also refer to our correspondence concerning a similar matter for Brookfield Renewable Energy Partners LP.

- Citing authoritative accounting guidance, please tell us in sufficient detail how you treat your redeemable partnership units in your basic and diluted EPU calculations. Please clarify how you considered the guidance in paragraphs A13-14 of IAS 33 regarding participating equity instruments and the two-class method.

Note 34. Segment Information, page F-56

2.   We have reviewed your response to comment 5 in our letter dated February 15, 2013 and the sample monthly and quarterly reports provided to us. Based on this information, it remains unclear how you determined your Utilities and Transport and Energy reportable segments are not composed of multiple operating segments. Please respond to the following comments to assist us in better understanding this matter:

- Please provide us with a representative monthly report for the Transport and Energy segment, similar to the monthly report you provided for the Utilities segment.

- Please reconcile the metrics presented in the monthly report for the Utilities segment with your disclosure in Note 34 to your financial statements that the key measures used by your CODM to assess performance are FFO and Adjusted EBITDA. Explain why the monthly reports given to the CODM do not include the key metrics he uses to assess the business. If "EBITDA" in the monthly reports is the same as "Adjusted EBITDA" in your segment footnote, please better explain why you believe that FFO is one of the primary metrics used by the CODM to assess performance since it does not appear in the monthly report.

- Please explain why the quarterly report focuses on different metrics to assess the performance of your businesses than the metrics seen in the monthly report. Please also clarify whether "EBITDA" in the quarterly report is the same as "EBITDA" in the monthly report and whether both EBITDA measures are the same as "Adjusted EBITDA" in your segment footnote.

- We note that the quarterly reports present FFO for individual businesses within your identified operating segments. Additionally, if "EBITDA" in your monthly reports is the same as "Adjusted EBITDA" in your segment footnote, then your monthly reports present Adjusted EBITDA for individual businesses within your identified operating segments. Since it appears that your CODM regularly reviews the key metrics used to assess performance and allocate resources at a more detailed level than your identified operating segments, it is unclear to us that you have correctly identified your operating segments in accordance with paragraph 5 of IFRS 8. If you continue to believe that the information reflected in the CODM reports that you provided to us does not reflect the level at which the CODM manages the company, please explain to us in more detail the basis for your belief, including explaining how you determined that a level of detail other than the individual businesses seen in your monthly and quarterly reports meets the criteria of paragraph 5 of IFRS 8.

- We note that your response provides the "minimum" projected long-term AFFO yield for each of your business lines. Please tell us the actual long-term AFFO yield you project for each business line.

- We note that your response includes Adjusted EBITDA as a percentage of revenues for each line of business within your Utilities and Transport and Energy segments. Given that Note 34 identifies both Adjusted EBITDA and FFO as the key metrics used by your CODM to manage your business, please provide us with the same information for FFO as a percentage of revenues. Please provide this for each line of business for 2009, 2010, 2011, 2012, and projected 2013.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief